UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

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FORM 8-K

CURRENT REPORT PURSUANT TO
SECTION 13 OR 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

Date of report (Date of earliest event reported): July 18, 2019

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McDONALD'S CORPORATION
(Exact Name of Registrant as Specified in Charter)

Delaware	**1-5231**	**36-2361282**
(State or Other Jurisdiction of Incorporation)	**(Commission File Number)**	**(IRS Employer Identification No.)**

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110 North Carpenter Street
Chicago, Illinois
(Address of Principal Executive Offices)

60607
(Zip Code)

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(630) 623-3000
(Registrant's telephone number, including area code)

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Not Applicable
(Former Name or Former Address, if Changed Since Last Report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (*see* General Instruction A.2. below):

☐   Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐   Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐   Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐   Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Stock, $0.01 par value	MCD	New York Stock Exchange

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company   ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period   ☐
for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.

Item 7.01. Regulation FD Disclosure.

On July 18, 2019, the Company issued an Investor Release announcing that on the same day the Board declared a quarterly cash dividend. A copy of the Investor Release is attached as Exhibit 99 to this Form 8-K.

Item 9.01. Financial Statements and Exhibits.

    (d)   *Exhibits.*
99   Investor Release of McDonald's Corporation issued July 18, 2019: McDonald's Announces Quarterly Cash Dividend

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

McDONALD'S CORPORATION
(Registrant)

Date: July 22, 2019

By: /s/ Denise A. Horne
Denise A. Horne
Corporate Vice President, Associate General Counsel and Assistant Secretary

Exhibit 99



Investor Release

FOR IMMEDIATE RELEASE

07/18/2019

FOR MORE INFORMATION CONTACT:

Investors: Mike Cieplak, investor.relations@us.mcd.com

Media: Lauren Altmin, lauren.altmin@us.mcd.com

McDONALD'S ANNOUNCES QUARTERLY CASH DIVIDEND

CHICAGO, IL - Today, McDonald's Board of Directors declared a quarterly cash dividend of $1.16 per share of common stock payable on September 17, 2019 to shareholders of record at the close of business on September 3, 2019.

Upcoming Communications

For important news and information regarding McDonald's, including the timing of future investor conferences and earnings calls, visit the Investor Relations section of the Company's Internet home page at www.investor.mcdonalds.com. McDonald's uses this website as a primary channel for publishing key information to its investors, some of which may contain material and previously non-public information.

About McDonald's

McDonald's is the world's leading global foodservice retailer with about 38,000 locations in over 100 countries. Approximately 93% of McDonald's restaurants worldwide are owned and operated by independent local business men and women.

Forward-Looking Statements

This release contains certain forward-looking statements, which reflect management's expectations regarding future events and operating performance and speak only as of the date hereof. These forward-looking statements involve a number of risks and uncertainties. The factors that could cause actual results to differ materially from our expectations are detailed in the Company's filings with the Securities and Exchange Commission, such as its annual and quarterly reports and current reports on Form 8-K. The Company undertakes no obligation to update such forward-looking statements, except as may otherwise be required by law.

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